Exhibit 99.13

Re-introducing the Tweed Main Street Quality Assurance Program April 26, 2017

SMITHS FALLS, ON – Canopy Growth Corporation (TSX:WEED) (“Canopy Growth” or the “Company”) is pleased to update its patients and stakeholders with details of the rigorous procedures in place for cannabis purchased through the Tweed Main Street online store.
1 Hershey Dr. Smiths Falls, ON K7A 0A8 (855) 558 9333 x 122 invest@canopygrowth.com www.canopygrowth.com

Under Canopy Growth management, our licensed producers have shipped over 300,000 orders of cannabis, representing over 7 million grams of clean, reliable cannabis products to our customers. Under Canopy management, we have never had a product quality recall for selling our products, or anyone else’s for that matter.

“Tweed and its sister companies have always had the most rigorous quality assurance and testing procedures in place to protect our clients,” said Bruce Linton, Chairman & CEO. “As part of our move to a single store for all clients, we are formalizing the program so customers can understand the processes we have in place for every product they buy.”

A rigorous pesticide testing program has been introduced to reinforce client confidence, along with new investments into technology to conduct more advanced pesticide testing on-site.

At every licensed facility we operate – five in total covering 655,000 square feet – everything from plants, equipment, and our production rooms are uniquely identified, traceable and undergo multiple quality checks and reviews, to a level of testing that goes far beyond the industry standard. For all products sold, we ensure a rigorous review and third party testing process, and always tell our clients where the product has come from. This level of transparency and rigour is one reason that tens of thousands of patients rely on our companies for their medicine.

Nothing enters our production facilities without the sign-off of a quality control professional, and every single control point, from cloning to the final lot release testing, is reviewed by our Quality Assurance team prior to lot release. Our typical lot release report is over 100 pages long, and we operate our own state-of-the-art laboratory for in-process testing, while relying on world-class third party labs for final testing of product prior to release.

To learn more about our rigorous quality controls and testing, our commitment to transparency on where our products are grown, and our pledge to only grow and sell the highest quality cannabis products, please visit us at TweedMainStreet.com.

Here’s to Future Growth. Contact: Jordan Sinclair Director of Communications Jordan@tweed.com 613-769-4196

Investor Relations
Tyler Burns
Tyler.burns@canopygrowth.com 855-558-9333 ex 122
Director:
Bruce Linton tmx@tweed.com

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering diverse brands and curated cannabis strain varieties in dried and oil extract forms. Through its wholly-owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of indoor and greenhouse production capacity. Canopy Growth has established partnerships with leading sector names in Canada and abroad. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, Tweed Inc., Tweed Farms Inc., Mettrum Health Corp., or Bedrocan Canada Inc. to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corp. does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.